Exhibit 4.1


The amendments to the Ford Motor Company Tax Efficient Savings Plan for Hourly Employees described below were effective January 1, 2002:

o Hardship withdrawals will not be considered an eligible rollover distribution to an eligible retirement plan.

o Repeal the Multiple Use Test. The multiple use test was a required step in discrimination testing (under certain circumstances) that has been repealed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).